RE: Qualcomm Incorporated
October 16, 2019

Qualcomm Incorporated
5775 Morehouse Drive, San Diego, CA 92121
www.qualcomm.com

October 16, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn:	Robert Littlepage, Accountant Branch Chief
Kathryn Jacobson, Senior Staff Accountant

Washington, D.C. 20549

RE:	Qualcomm Incorporated
Form 10-K for the Fiscal Year Ended September 30, 2018
Filed November 7, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2019
Filed July 31, 2019
File No. 000-19528

Dear Mr. Littlepage and Ms. Jacobson:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings made in your letter dated September 23, 2019 to Akash Palkhiwala, Interim Chief Financial Officer of Qualcomm Incorporated (along with its subsidiaries, “Qualcomm” or “the Company”).1 Set forth below are the Staff’s comments (in bold), followed by Qualcomm’s response.
Form 10-K for the Fiscal Year ended September 30, 2018
Item 1. Business, page 4

1.
In your letter to us dated March 21, 2016, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan since your 2016 letter, including contacts with those countries’ governments, whether through subsidiaries, distributors, customers, affiliates, or other direct or indirect arrangements.

1 We refer to “Qualcomm” for ease of reference. However, Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio. Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of our engineering, research and development functions, and substantially all of our products and services businesses, including, our QCT semiconductor business.

RE: Qualcomm Incorporated
October 16, 2019

Response: Qualcomm complies with U.S. economic sanctions laws and export regulations applicable to its commercial activities, including those related to countries designated as state sponsors of terrorism. Qualcomm and its subsidiaries do not engage in direct sales of products or the licensing of intellectual property to countries designated as state sponsors of terrorism, including Syria or Sudan. Qualcomm has no subsidiaries or offices in either country. Qualcomm’s contracts relating to the distribution, resale and licensing of Qualcomm technology obligate distributors, resellers and licensees to comply with applicable restrictions of U.S. economic sanctions and export controls.
Qualcomm’s products include chipsets for mobile telecommunications and computing devices, which are sold to numerous original equipment manufacturers (“OEMs”) and original device manufacturers (“ODMs”), who incorporate them into their products worldwide. Additionally, Qualcomm licenses its intellectual property related to mobile telecommunications to OEMs/ODMs, who use such technology to manufacture their products. Examples of OEM/ODM products that incorporate Qualcomm products and/or Qualcomm intellectual property include mass market smartphones and tablets designed and manufactured for worldwide distribution.
Qualcomm owns significant intellectual property applicable to products that implement any version of CDMA (Code Division Multiple Access), including WCDMA (Wideband CDMA), and OFDMA (Orthogonal Frequency Division Multiple Access) in mobile communications products, including patents, patent applications and trade secrets. Companies in the mobile communications industry generally recognize that a company seeking to develop, manufacture and/or sell products that use CDMA-based and/or OFDMA-based technologies will require a patent license from us. Qualcomm’s products, as well as OEM/ODM products that incorporate Qualcomm chipsets or incorporate intellectual property licensed from Qualcomm, are generally manufactured outside the United States, and are intended to be compatible with CDMA and OFMDA networks, wherever located. These foreign-manufactured items may not be subject to U.S. legal restrictions applicable to Syria or Sudan.
Qualcomm is aware that foreign-made OEM/ODM products incorporating Qualcomm chipsets and/or intellectual property licensed from Qualcomm are marketed for use in Syria and Sudan, but has no knowledge of OEM/ODM products having been sold to Sudan or Syria in violation of U.S. law. Foreign-manufactured OEM/ODM products may not be subject to U.S. export controls or economic sanctions restrictions.
In the past, Qualcomm has obtained U.S. export licenses to provide technical assistance and samples/test items to Syrian carriers, as well as their non-U.S. partners, in connection with the marketing and establishing of CDMA/WCDMA-compliant telecommunications networks in Syria. The U.S. Government has generally maintained a favorable licensing policy with respect to the development of telecommunications capabilities in Syria and Sudan, because telecommunications enhance the ability of the Syrian and Sudanese populations to communicate internally and with the rest of world. The last such U.S. export license Qualcomm obtained expired in July 2014. That license was not renewed, no other license was obtained, and there have been no other contacts with Syria or Sudan since the Company’s 2016 letter (and no future contacts are anticipated).

2.
Please discuss the materiality of any contacts with Syria or Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.

Response: Qualcomm licensees have reported extremely low volumes of sales of licensed products sold into Syria and Sudan. Over the past three fiscal years, royalties paid to Qualcomm attributable to reported licensee sales to Sudan and Syria of their foreign-origin equipment based on licensed Qualcomm intellectual property amounted to less than $200,000 cumulatively. By way of comparison, this amount of royalties represented substantially less than 1% of QTL licensing revenues over that same three fiscal year period.

RE: Qualcomm Incorporated
October 16, 2019

Other than information stemming from royalties, Qualcomm has no direct knowledge regarding sales by OEMs/ODMs of equipment containing Qualcomm products to Sudan or Syria, because customers who purchase the Company’s products are not obligated to report the sales of their products to Qualcomm, as it is only a component supplier. However, in light of the fact that both countries have carriers who operate CDMA-compliant networks, it is not unreasonable to conclude that certain of Qualcomm’s customers may sell their products into Syria and/or Sudan.
As the Company previously disclosed to the SEC in 2016, in light of the relatively small size of the mobile telecommunications industries in Syria and Sudan (representing approximately 1% of world mobile device subscribers) in comparison to major regions like China, India, the United States and Europe, sales by Qualcomm’s customers of products incorporating Qualcomm chipsets would presumably represent a similarly minute portion of the Company’s customers’ worldwide sales of their devices, and a correspondingly minute portion of Qualcomm’s revenue from the sales of such chipsets.
It is extremely unlikely that an investor would consider such revenues material to Qualcomm, which reported over $22 billion in annual revenues in fiscal 2018. It is also unlikely that the receipt of such negligible amounts, which are not attributable to Qualcomm’s sales, but rather to third-party sales of foreign-manufactured items, would constitute a material risk to Qualcomm’s reputation or share price. The likelihood is low that investors concerned about investing in companies with operations associated with Syria or Sudan would conclude that Qualcomm’s tangential involvement and minimal indirect revenues are material, particularly given U.S. policies favoring telecommunications for such countries.

3.	Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.
Response: Qualcomm products are not sold directly into Syria or Sudan. To the extent OEM/ODM products incorporating Qualcomm chipsets or incorporating intellectual property licensed from Qualcomm are sold in Syria or Sudan, and to the extent such items are subject to the U.S. Export Administration Regulations, they would likely be classified under ECCN 5A992, a unilateral export control classification applied by the U.S to mass market encryption items. These are not “dual use” classifications, which apply to other ECCNs subject to national security controls.

4.
On page 13, you disclose that Huawei licenses your technology. Huawei and some of its affiliates were added to the Department of Commerce’s Entity List in May 2019 because of certain business with Iran, a country also designated as a state sponsor of terrorism. Subsequent news articles have reported on the effects on Qualcomm and other companies of a conditional ban on sales to Huawei. A May 2019 article stated that your reported suspension of business operations with Huawei caused a 3.9% decrease in your stock price. Please discuss for us the risk of reputational harm from your relationship with Huawei.

Response: The Company does not believe that it has any meaningful risk of reputational harm from its relationship with Huawei.

As noted by the Staff, Huawei licenses the Company’s technology. As detailed in the Response to the Staff’s Comment #1, Qualcomm owns significant intellectual property applicable to products that implement CDMA, including WCDMA, and OFDMA, and the Company has licensed such intellectual property to several hundred licensees, including leading wireless device and infrastructure manufacturers. Indeed, as part of the Company’s commitment to standards setting organizations, Qualcomm is obligated to license its standard-essential patents on a fair, reasonable and non-discriminatory basis. Accordingly, Huawei (as one of the several hundred licensees) has a license to portions of the Company’s patent portfolio. The Company notes that its licensing of patents to Huawei is not affected by the fact that Huawei and certain of its affiliates have been added to the Department of Commerce’s Entity List (the licensing of patents is not subject to the Huawei export ban). The Company has no reason to believe that receiving royalties from Huawei for their use of its valuable patent portfolio, which activity is not covered by the ban, subjects the Company to any meaningful risk of reputational harm. Further, as previously disclosed in the

RE: Qualcomm Incorporated
October 16, 2019

Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, Huawei is not paying what it owes to the Company under its existing license agreement.2

Similarly, the Company does not believe that it has any meaningful risk of reputational harm from its sales of products to Huawei, which have been in compliance with applicable U.S. economic sanctions laws and export regulations. As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, and as described more fully below in the Response to the Staff’s Comment #5, the Company sells a limited number of chipsets to Huawei as compared to other Chinese OEMs.3 The Company does not believe that this relationship would subject it to any meaningful risk of reputational harm.

While the Company is not aware of the particular article referenced by the Staff, it notes that the market price for the Company’s stock (as well as the stock prices of many other companies with similar or greater levels of business in China) may have been affected at least in part by the ebbs and flows of U.S.-Chinese trade tensions and related government actions, the Company does not believe that its stock price has been affected in any meaningful way by reputational harm from its relationship with Huawei.

Ultimately, the Company has no indications from customers/licensees or suppliers that it risks reputational harm from its relationship with Huawei. Similarly, the Company has no indications from investors, securities analysts or the media that it risks reputational harm from its relationship with Huawei, and in fact, to the contrary, their focus has been on understanding when Qualcomm can and will resume its normal business relationship with Huawei.

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
QCT Segment, page 36

5.
In future filings, please discuss the underlying factors that caused your MSM sales to decline, including but not limited to the impact of the Huawei export ban. Please also address the future anticipated impact of the ban on unit volumes, pricing and product mix. In this regard, we note your fourth quarter FY 2019 guidance projecting a 40% year-over year decline in MSM chip shipments. Refer to Item 303 of Regulation S-K.

2 As noted in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, “In the first quarter of fiscal 2019, we entered into a second interim agreement with Huawei in which Huawei agreed to make three quarterly payments of $150 million … as minimum, non-refundable payments for royalties due for sales of licensed products by Huawei during the relevant quarter…. These payments do not reflect the full amount of royalties due under the underlying license agreement. The second interim agreement concluded in the third quarter of fiscal 2019, and although negotiations continue, we have not reached a final agreement with Huawei. If no agreement is reached, Huawei may not make any other payments or may not make full payments under the underlying license agreement…”.

3 As stated in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, “We expect our business, particularly QCT, to continue to be impacted by industry dynamics, including: Increased concentration of device share among a few companies, particularly within the premium tier … exacerbating the negative impact to our business and financial results to the extent those companies do not utilize our chipsets. For example, Huawei has taken, and we believe will continue to take, share in China from other Chinese OEMs, negatively impacting QCT as we sell a limited number of chipsets to Huawei as compared to many of those other OEMs, and the negative impact to our overall business of Huawei share gains at the expense of other Chinese OEMs may be further exacerbated if Huawei does not pay royalties to us under its license agreement, since our interim agreement has ended.” (emphasis added).

RE: Qualcomm Incorporated
October 16, 2019

Response: In the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, the Company disclosed the underlying factors that caused QCT’s revenues to be lower relative to the same quarter in the prior fiscal year.4 The Company included this disclosure as a lead into to the description of each of the significant elements impacting QCT’s revenues since such factors affected multiple elements listed. In future filings, the Company will seek to make this more clear, and the Company will continue to provide detail that addresses the significant factors that cause changes in its unit volumes (such as MSM shipments), as well as other disclosures required by Item 303 of Regulation S-K.

With respect to the impact of the Huawei ban on QCT’s revenues, the Company sells a limited number of chipsets to Huawei as compared to sales made to other Chinese OEMs, which was disclosed in its filing on Form 10-Q for the third quarter ended June 30, 2019.3 QCT revenues from Huawei were an immaterial component of QCT revenues in each the third quarter and first nine months of fiscal 2019. At the time of the filing of the Company’s Form 10-Q for the third fiscal quarter, the Company believed the impact of the ban on sale of certain products to Huawei was not a significant economic change that materially affected the amounts of reported income in the Company’s third quarter of fiscal 2019, and the Company did not reasonably expect the decline in revenues from Huawei resulting from the ban to have a material impact on its future results. Since such time, the Company has resumed shipment of certain products as allowable under the ban, further reducing the impact in the near term. The Company discloses the factors reasonably expected to have a material impact on its business in MD&A in the section entitled “Looking Forward.” With respect to the fourth quarter FY2019 guidance, the factors impacting the projected 40% year-over-year reduction in MSM volume at the low end of the guidance range (35% at the midpoint of the guidance range) and the associated financial impact included: (a) a reduction in shipments to Apple as a result of Apple utilizing modems from one of the Company’s competitors in its 2018 and 2019 iPhone releases and (b) the combination of a slow-down in handset demand as the industry transitions from 4G to 5G and continued reduction in demand in China, as well as Huawei taking share in China from Chinese OEMs that purchase a more significant volume of chipsets from the Company. Such factors were disclosed in the Form 10-Q for the third quarter ended June 30, 2019.5 As part of the Company’s standard processes, it will continue to monitor the actual and forecasted impact of the Huawei ban on the Company’s revenues and results of operations, and will disclose such impacts as appropriate.

4 As stated in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, “QCT results in the third quarter of fiscal 2019 were negatively impacted by lower modem sales to Apple and a decline in demand from OEMs in China. The decrease in QCT equipment and services revenues was primarily due to:
- $554 million in lower MSM and accompanying unit shipments
- $219 million decrease due to lower average selling prices
- $135 million in lower RFFE product revenues
+ $364 million due to favorable product mix”

5 As stated in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019:

•
“For example, Huawei has taken, and we believe will continue to take, share in China from other Chinese OEMs, negatively impacting QCT as we sell a limited number of chipsets to Huawei as compared to many of those other OEMs, and the negative impact to our overall business of Huawei share gains at the expense of other Chinese OEMs may be further exacerbated if Huawei does not pay royalties to us under its license agreement, since our interim agreement has ended.”

•
“Slow-down in handset demand as the industry transitions from 4G to 5G and continued reduction in demand in China, which is driven by further lengthening of replacement cycles as smartphone penetration increases and consumer demand is increasingly driven by new product launches and/or innovation cycles, as well as an increase in channel inventory in China that we expect will be drawn down in the second half of calendar 2019.”

•
“For example, we have not been the sole supplier of modems for iPhone products beginning with products that launched in September 2016, as Apple utilizes modems from one of our competitors in a portion of such devices. Apple began solely using one or more of our competitors’ modems, rather than our modems, in its 2018 iPhone release and is expected to do so in its upcoming 2019 iPhone release.”

RE: Qualcomm Incorporated
October 16, 2019

Respectfully submitted,

/s/ Akash Palkhiwala
Akash Palkhiwala
Senior Vice President and Interim Chief Financial Officer
Qualcomm Incorporated